Mail Stop 4561

January 18, 2007

Mr. R. Jerry Giles
Senior Vice President and Chief Financial Officer
Community Financial Corporation
38 North Central Avenue
Staunton, VA 24401

>   **Re: Community Financial Corporation**
>   **Form 10-K for the Fiscal Year Ended March 31, 2006**
>   **Filed June 26, 2006**
>   **File No. 0-18265**

Dear Mr. Giles:

        We have reviewed your filing and have the following comment. We have limited
our review to only your financial statements and related disclosures and do not intend to
expand our review to other portions of your documents. Our comment request you
provide us with certain information on a supplemental basis. Please be as detailed as
necessary in your explanation. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2006

Consolidated Financial Statements

Note 2 – Securities, page 60

1.   We note your disclosure on page 65 that at March 31, 2006 you had four
        available-for-sale equity securities with unrealized losses with aggregate
        depreciation of 11% from your cost basis. Please provide us with your
        comprehensive analysis describing your basis for concluding that these
        investments were not other than temporarily impaired as of March 31, 2006 and

September 30, 2006. Please address the following in your analysis for each security:

- the nature of the investment, including the issuer and terms;
- the individual security's cost basis and market value as of March 31, 2006 and September 30, 2006;
- the correlation of the changes in the fair value of the security compared to the specific interest rate index to which you believe the security is closely related over your past two fiscal years and the six months ending September 30, 2006;
- how you considered the length of time and the extent to which the market value has been less than cost;
- your basis for concluding that a recovery of market value is likely for equity securities, which would not appear to have contractual provisions for a return of your principal investment;
- your estimate of the time period in which the security will recover its value and your basis for this estimate;
- your assumptions regarding expected interest rate movements and the impact on the security's market value;
- other evidence you considered; such as industry analyst reports, sector credit ratings, volatility of the security's fair value; and
- at what point would you conclude that the investment was other than temporarily impaired, including duration and severity of the unrealized loss and changes in interest rates.

Please refer to FSP 115-1 and SAB Topic 5.M.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

R. Jerry Giles
Community Financial Corporation
1/18/2007
Page 3

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief